Filed by Heartland Payment Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Heartland Payment Systems, Inc.
Commission File No.: 001-32594
Date: February 3, 2016
Heartland Payment Systems 90 Nassau Street
Princeton, NJ 08542 888.798.3131
HeartlandPaymentSystems.com

Heartland reports 2015 Fourth quarter and Full Year results
Adjusted Quarterly EPS of $0.84
Ends Record Year with Another Quarter of Strong Growth

Princeton, NJ - February 2, 2016 - Heartland Payment Systems (NYSE: HPY), the nation's fifth largest payments processor and a leading provider of merchant business solutions, today announced Adjusted Net Income and Adjusted Earnings per share of $31.2 million and $0.84, respectively, for the quarter ended December 31, 2015. This compares to an Adjusted Net Loss and Adjusted Loss per share of $15.2 million and $0.42 per share, respectively, for the quarter ended December 31, 2014. The 2014 results reflected $41.4 million of pre-tax ($37.6 million after-tax, or $1.02 per share) asset impairment charges recorded in the fourth quarter, primarily related to our investment in Leaf and other Point-of-Sale (“POS”) assets. For the fourth quarter of fiscal 2015, Heartland’s GAAP net income was $22.7 million or $0.61 per share, compared to a GAAP net loss of $19.8 million, or $0.55 per share, in the fourth quarter of 2014. Adjusted Net Income and Adjusted Earnings per share are non-GAAP measures that are detailed later in this press release in the section “Reconciliation of Non-GAAP Financial Measures.”
Highlights for the fourth quarter of 2015 include:

•	Small and Mid-Sized Enterprise (SME) processing volume of $24.0 billion, an increase of 14.2% from the fourth quarter of 2014, and the sixth consecutive quarter of double-digit growth.

•	Net Revenue of $214.1 million, up 13.7% from the fourth quarter of 2014, driven by organic growth as well as acquisitions completed during the year.

•	Record quarterly new margin installed of $28.1 million, up 30.9% from the fourth quarter of 2014, and the fastest rate of new margin installed growth in two years.

•	Same store sales of 2.2% and net volume attrition of 10.8%.

•
Results for the quarter included an approximately $0.11 per share gain on the sale of Smartlink (included in Other Income) and approximately $0.06 per share of expenses arising as a result of the announced transaction with Global Payments (included in General and Administrative Expenses).

•
The combination of share-based compensation and acquisition-related amortization reduced earnings by $12.3 million pre-tax, or $0.23 per share, compared to $7.5 million pre-tax, or approximately $0.13 per share, in the fourth quarter of 2014.

•
Year ago GAAP and Adjusted financial results included $41.4 million pre-tax, ($37.6 million after-tax) or $1.02 per share, in asset impairment charges related to our investments in Leaf and in Prosper, our internally-developed POS software, as well as our investment in TabbedOut, a mobile payments provider. The impairment charges were recorded against operating income, with the exception of the $4.0 million write down of TabbedOut.

Robert O. Carr, Chairman and CEO, said, “Results for the fourth quarter provide an emphatic conclusion to what has been the best year in the history of Heartland. We employed the same winning formula that has seen us report record results quarter after quarter this year: an increase in the size and productivity of our sales organization, record new business, the introduction of innovative new products and technology, and a focused effort on productivity and efficiency. This quarter we achieved the fastest rate of new margin installed since 2013, as we increased our relationship manager count to 1,240 at December 31, 2015, a 26% increase from a year ago, leading to the acceleration in new business growth. Payroll growth was also a standout this quarter, especially organic growth, where our Senior Product Advisor (SPA) strategy is achieving outstanding results. We have begun to roll the SPA strategy into other business lines. It’s been a great year, ending on a high note. I want to thank not only our dedicated employees for their tireless efforts, but also give a special recognition to our loyal shareholders for their support and encouragement.

Our announced combination with Global Payments will be transformative for the worldwide payments industry, and represents a combination that I believe will become the most valuable payments company in the world. It combines two of the fastest organic growth businesses in the payments industry and creates the leading global provider of integrated payments technology solutions. Our customers will be in great hands, benefitting from both the most innovative tools and the best facilities in the industry. And through this combination, we can begin to leverage our existing relationships with ISVs outside the United States by adding our processing capabilities to their portfolio of Heartland services. It is exciting to team with a truly international company.”

Samir Zabaneh, Chief Financial Officer, added, “Heartland delivered another quarter of strong performance. We had excellent results across all business segments, with key performance indicators continuing to improve over the prior year and, in most cases, sequentially. We continued to achieve double digit organic revenue growth, as we did throughout the year, and improvement in adjusted operating margin, normalizing for unusual expenses related to the pending transaction. We have built a solid foundation that can support strong revenue growth, improved margins and attractive returns across the many new and exciting opportunities arising throughout the payments markets.”

SEGMENT REVENUE RESULTS:

PAYMENT PROCESSING

Payment processing net revenue increased by 4.8% in the quarter, with SME card processing net revenue up 4.7%, both of which reflected the impact of one-time revenue booked in the prior year related to Amex Opt Blue. Excluding this one-time item, SME card processing net revenue was up almost 10%. In the quarter, total SME card transaction processing volume was up 14.2%. Record new installed margin, positive same store sales and declining gross volume attrition all contributed to our sixth consecutive quarter of double-digit year-over-year processing volume growth. Gross volume attrition declined by 160 basis points for the quarter compared to the fourth quarter in 2014.

PAYROLL

Heartland Payroll net revenue was up 46% on an overall basis, and organic growth exceeded 20% for the quarter. This was a sequential acceleration from the 15% organic growth reported in the third quarter. This growth reflected the continued success of our dedicated payroll sales specialists and the recently accelerated expansion of the overall payroll sales team to capitalize on the key selling season. Segment operating margins in the quarter were 17.4%, representing the best profitability of the year and reflecting operating leverage and expense discipline.

SCHOOL SOLUTIONS

Heartland’s School Solutions net revenue rose 3.5% this quarter, with payment transactions processing up by 16%. Total quarterly revenue was reduced by elements which can vary by quarter, in particular equipment-related and software maintenance revenue. School Solutions reported a nearly 41% operating margin for the segment, driven by transaction processing related revenue growth.

CAMPUS SOLUTIONS

Heartland Campus Solutions total net revenue grew by 13% in the quarter. Revenue growth in Campus Solutions reflects organic growth at both TouchNet, which was acquired in the third quarter of 2014, and at ECSI.

HEARTLAND COMMERCE

Net revenue at Heartland Commerce, which is included in the Other segment, was $12.3 million in the quarter, continuing the trend of steady sequential revenue growth since Heartland Commerce was established last year. The increase was driven by strong growth at Xpient as well as the fourth quarter’s acquisition of Digital Dining, which added over 10,000 customer locations and $5 million of annual revenue to Heartland Commerce.

EXPENSES ASSOCIATED WITH PENDING TRANSACTION

General and administrative expenses include $2.2 million of costs associated with the pending transaction. The effective tax rate for the quarter was 41.4%, exceeding the statutory rate primarily due to the tax treatment of a number of expenses related to the pending transaction.

STOCK-BASED COMPENSATION

General and administrative costs also include a $4.8 million increase in stock-based compensation. Incentive compensation remains elevated in line with the strong financial performance at both the corporate and businesses unit levels.

FULL YEAR 2015 RESULTS:
For the full year of 2015, net revenue was $823.0 million, up 22.4% from $672.6 million in 2014. Adjusted Net Income and related earnings was $110.8 million, or $2.99 per share compared to $50.2 million, or $1.35 per share, in the prior year. Fiscal 2015 GAAP net income was $84.7 million, or $2.28 per share, compared to $33.9 million, or $0.91 per share. Full year 2014 GAAP and Adjusted results both reflect the $41.4 million of impairment charges recorded in the fourth quarter. Full year 2015 share-based compensation expense and acquisition-related amortization expense reduced pre-tax earnings by $41.6 million, or $0.71 per share, compared to $26.8 million, or $0.44 per share, in 2014.

BOARD DECLARES QUARTERLY DIVIDEND:
The Company also announced that the Board of Directors declared a quarterly dividend of $0.10 per common share, payable March 15, 2016 to shareholders of record on March 1, 2016.

About Heartland
Heartland Payment Systems, Inc. (NYSE: HPY), one of the largest payment processors in the United States, delivers credit/debit/prepaid card processing and security technology through Heartland Secure™ and its comprehensive Heartland breach warranty. Heartland also offers point of sale, mobile commerce, e-commerce, marketing solutions, payroll solutions, and related business solutions and services to more than 300,000 business and educational locations nationwide.

A FORTUNE 1000 company, Heartland is the founding supporter of the Merchant Bill of Rights, a public advocacy initiative that educates merchants about fair credit and debit card processing practices. Heartland also established the Sales Professional Bill of Rights to advocate for the rights of sales professionals everywhere.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a proxy statement prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between Heartland Payment Systems, Inc. (“Heartland”) and Global Payments Inc. (“Global Payments”). The proposed transaction will be submitted to the stockholders of Heartland for their consideration. In connection with the issuance of common stock of Global Payments in the proposed transaction, Global Payments will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Heartland and Global Payments plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each Heartland stockholder entitled to vote at a special meeting in connection with the proposed transaction.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC’s website when filed. (www.sec.gov). You will also be able to obtain these documents, when filed, free of charge, from Global Payments at investors.globalpaymentsinc.com or from Heartland by accessing Heartland’s website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to the Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland’s Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

Participants in the Solicitation
Global Payments and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed merger. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Global Payments’ directors and executive officers is contained in Global Payments’ Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland’s directors and executive officers is contained in Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-looking Statements

This press release contains statements of a forward-looking nature which represent our management's beliefs and assumptions concerning future events. Forward-looking statements involve risks, uncertainties and assumptions and are based on information currently available to us. Actual results may differ materially from those expressed in the forward-looking statements due to many factors, including risks and additional factors that are described in the Company's Securities and Exchange Commission filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2014. We undertake no obligation to update any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

Contact:
Joe Hassett
Gregory FCA Communications
27 West Athens Ave.
Ardmore, PA 19003
Tel: 610-228-2110
Email: Heartland_ir@gregoryfca.com

TABLES FOLLOW:

Heartland Payment Systems, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
Total revenues	$698,578	$604,613	$2,682,396	$2,311,381
Costs of services:
Interchange	423,210	363,653	1,617,671	1,422,894
Dues, assessments and fees	61,219	52,644	241,767	215,862
Processing and servicing	82,403	80,026	328,630	285,011
Customer acquisition costs	15,174	12,070	59,458	46,977
Depreciation and amortization	11,935	10,126	45,317	30,598
Total costs of services	593,941	518,519	2,292,843	2,001,342
General and administrative	69,793	53,313	244,005	190,554
Goodwill impairment charge	—	18,490	—	18,490
Asset impairment charges	—	18,875	—	18,875
Total expenses	663,734	609,197	2,536,848	2,229,261
Income (loss) from operations	34,844	(4,584)	145,548	82,120
Other income (expense):
Interest income	23	30	105	125
Interest expense	(3,006)	(3,607)	(14,184)	(8,057)
Gain on sale of assets	7,008	—	7,008	—
Other, net	(93)	(4,313)	(402)	(444)
Total other expense	3,932	(7,890)	(7,473)	(8,376)
Income (loss) before income taxes	38,776	(12,474)	138,075	73,744
Provision for income taxes	16,069	7,297	53,343	41,876
Net income (loss)	22,707	(19,771)	84,732	31,868
Less: Net loss attributable to noncontrolling interests	—	—	—	(2,011)
Net income loss attributable to Heartland	$22,707	$(19,771)	$84,732	$33,879

Earnings (loss) per common share:
Basic	$0.62	$(0.55)	$2.31	$0.93
Diluted	$0.61	$(0.55)	$2.28	$0.91

Weighted average number of common shares outstanding:
Basic	36,782	36,253	36,646	36,354
Diluted	37,389	37,000	37,237	37,187

Heartland Payment Systems, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Loss)
(In thousands)
(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
Net income (loss)	$22,707	$(19,771)	$84,732	$31,868
Other comprehensive income (loss):
Reclassification of losses (gains) on investments, net of income tax of $—, $—, $(7) and $108	—	—	12	(170)
Unrealized gains (losses) on investments, net of income tax of $(11), $(5), $6 and $(10)	(28)	(56)	15	(50)
Unrealized gains on derivative financial instruments, net of income tax of $3, $23, $54 and $106	5	38	72	178
Comprehensive income (loss)	22,684	(19,789)	84,831	31,826
Less: Comprehensive loss attributable to noncontrolling interests	—	—	—	(2,011)
Comprehensive income (loss) attributable to Heartland	$22,684	$(19,789)	$84,831	$33,837

Heartland Payment Systems, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share data)
(unaudited)

	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$56,483	$70,793
Funds held for customers	228,234	176,492
Receivables, net	267,292	234,104
Investments	109	106
Inventory	12,856	12,048
Prepaid expenses	20,733	22,658
Current tax assets	6,499	15,082
Total current assets	592,206	531,283
Capitalized customer acquisition costs, net	88,995	73,107
Property and equipment, net	166,692	154,303
Goodwill	490,020	425,712
Intangible assets, net	197,223	192,553
Deposits and other assets, net	1,543	1,507
Total assets	$1,536,679	$1,378,465

Liabilities and Equity
Current liabilities:
Due to sponsor banks	$31,803	$31,165
Accounts payable	70,418	58,460
Customer fund deposits	228,234	176,492
Processing liabilities	152,188	119,398
Current portion of accrued buyout liability	18,549	15,023
Current portion of borrowings	43,793	36,792
Current portion of unearned revenue	57,346	46,601
Accrued expenses and other liabilities	58,265	41,517
Total current liabilities	660,596	525,448
Deferred tax liabilities, net	51,283	36,496
Reserve for unrecognized tax benefits	6,599	7,315
Long-term borrowings	437,842	523,122
Long-term portion of accrued buyout liability	41,300	32,970
Long-term portion of unearned revenue	3,237	2,354
Total liabilities	1,200,857	1,127,705
Commitments and contingencies	—	—

Equity
Common stock, $0.001 par value, 100,000,000 shares authorized, 36,933,825 and 36,344,921 shares issued and outstanding at December 31, 2015 and December 31, 2014	37	36
Additional paid-in capital	270,822	255,921
Accumulated other comprehensive loss	(31)	(130)
Retained earnings (accumulated deficit)	64,994	(5,067)
Total equity	335,822	250,760
Total liabilities and equity	$1,536,679	$1,378,465

Heartland Payment Systems, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(In thousands)
(unaudited)

	Year Ended December 31,
	2015	2014
Cash flows from operating activities
Net income	$84,732	$31,868
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of capitalized customer acquisition costs	60,755	51,626
Other depreciation and amortization	62,955	48,270
Asset impairment charges	—	37,365
Addition to loss reserves	2,852	9,650
Provision for doubtful receivables	6,155	3,279
Deferred taxes	8,157	7,515
Share-based compensation	21,262	13,269
Gain on sale of assets	(7,008)	—
Write off of fixed assets and other	1,455	1,691
Changes in operating assets and liabilities:
Increase in receivables	(38,203)	(18,134)
Increase in inventory	(1,302)	(890)
Payment of signing bonuses, net	(48,289)	(38,875)
Increase in capitalized customer acquisition costs	(28,562)	(24,831)
Decrease in current tax assets	18,175	2,188
Decrease (increase) in prepaid expenses, deposits and other assets	2,271	(3,153)
Excess tax benefits on employee share-based compensation	(9,634)	(7,524)
(Decrease) increase in reserve for unrecognized tax benefits	(716)	1,682
Increase in due to sponsor banks	639	12,056
Increase (decrease) in accounts payable	9,555	(11,434)
Increase in unearned revenue	8,608	1,554
Decrease in accrued expenses and other liabilities	(5,822)	(11,666)
Increase (decrease) in processing liabilities	29,903	(21,123)
Payouts of accrued buyout liability	(15,408)	(11,568)
Increase in accrued buyout liability	27,264	20,182
Net cash provided by operating activities	189,794	92,997

Cash flows from investing activities
Purchase of investments	(2,283)	(38,962)
Sales of investments	—	25,247
Maturities of investments	2,550	—
Increase in funds held for customers	(5,735)	(35,420)
Increase in customer fund deposits	5,467	49,003
Proceeds from sale of assets	9,973	—
Acquisitions of businesses, net of cash acquired	(79,354)	(392,142)
Capital expenditures	(54,345)	(54,913)
Net cash used in investing activities	(123,727)	(447,187)

Cash flows from financing activities
Proceeds from borrowings, net	230,000	460,392
Principal payments on borrowings	(308,250)	(54,188)
Proceeds from exercise of stock options	2,910	6,109
Excess tax benefits on employee share-based compensation	9,634	7,524
Repurchases of common stock	—	(54,455)
Dividends paid on common stock	(14,671)	(12,331)
Net cash (used in) provided by financing activities	(80,377)	353,051

Net decrease in cash	(14,310)	(1,139)
Cash at beginning of year	70,793	71,932
Cash at end of period	$56,483	$70,793

Reconciliation of Non-GAAP Financial Measures and Regulation G Disclosure
To supplement its consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), the Company provides additional measures of its operating results on a continuing operations basis, namely income from operations, operating margin, net income and earnings per share, which exclude acquisition-related amortization expense and share-based compensation expense. These measures meet the definition of a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The Company believes that application of these non-GAAP financial measures is appropriate to enhance understanding of its historical performance, its performance relative to its competitors, as well as prospects for its future performance.

This press release contains non-GAAP financial measures. Pursuant to Regulation G, a reconciliation of these non-GAAP financial measures with the comparable financial measures calculated in accordance with GAAP for the three and twelve months ended December 31, 2015 and 2014 follows (in thousands except per share data):

Three Months Ended December 31, 2015	GAAP	Acquisition-related Amortization	Share-based Compensation	Adjusted Non-GAAP
Income from operations	$34,844	$5,133	$7,122	$47,099
Operating margin (a)	16.3%			22.0%
Net income attributable to Heartland	$22,707	$3,131	$5,377	$31,215
Diluted earnings per share	$0.61	$0.08	$0.15	$0.84
Diluted shares used in computing earnings per share	37,389			37,389

Three Months Ended December 31, 2014	GAAP	Acquisition-related Amortization	Share-based Compensation	Adjusted Non-GAAP
(Loss) income from operations	$(4,584)	$5,133	$2,333	$2,882
Operating margin (a)	(2.4)%			1.5%
Net (loss) income attributable to Heartland	$(19,771)	$3,167	$1,439	$(15,165)
(Loss) earnings per share	$(0.55)	$0.09	$0.04	$(0.42)
Shares used in computing (loss) earnings per share	36,253			36,253

Year Ended December 31, 2015	GAAP	Acquisition- related Amortization	Share-based Compensation	Adjusted Non-GAAP
Income from operations	$145,548	$20,351	$21,262	$187,161
Operating margin (a)	17.7%			22.7%
Net income attributable to Heartland	$84,732	$12,254	$13,836	$110,822
Diluted earnings per share	$2.28	$0.33	$0.38	$2.99
Diluted shares used in computing earnings per share	37,237			37,237

Year Ended December 31, 2014	GAAP	Acquisition- related Amortization	Share-based Compensation	Adjusted Non-GAAP
Income from operations	$82,120	$13,544	$13,269	$108,933
Operating margin (a)	12.2%			16.2%
Net income attributable to Heartland	$33,879	$8,262	$8,094	$50,235
Diluted earnings per share	$0.91	$0.22	$0.22	$1.35
Diluted shares used in computing earnings per share	37,187			37,187

(a) Operating margin is measured as Income from operations divided by Net revenue. Net revenue is defined as total revenues less interchange fees and dues, assessments and fees.